UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Upon the opening of business on June 16, 2025, SMX (Security Matters) Public Limited Company’s (the “Company”) ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-reverse stock split basis under the current symbol “SMX”. The new CUSIP number of the Company’s ordinary shares will be G8267K2166 and the new ISIN code will be IE000B8AU702.

The reverse stock split was previously approved by the Company’s shareholders on April 15, 2025. In accordance with the proposal approved by the Company’s shareholders, every 4.1 ordinary shares of the Company will be automatically combined into one ordinary share (the “Reverse Stock Split”).

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 4 million to approximately 1 million and will affect all outstanding ordinary shares. Every 4.1 outstanding ordinary shares will be combined into and automatically become 1 post-Reverse Stock Split ordinary share. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by 4.1 ordinary shares pursuant to the reverse stock split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time. The par value of the ordinary shares will be increased from $0.00000000000001 to $0.000000000000041

After the Reverse Stock Split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms.

In connection with the Reverse Stock Split, the Company amended the Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (“Amended Constitution”) to reflect the adjustment of the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such Amended Constitution.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated June 12, 2025 titled “SMX Announces Effective Date of Reverse Stock Split.”

Exhibit Number	Description
1.1	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association
99.1	Press release dated June 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer